


OMEGA
PROTEIN
Healthy Products for a Healthy World


SEC MAIL PROCESSING
RECEIVED
MAY 14 2007
WASH, D.C.
186
SECTION

April 30, 2007

To Our Stockholders:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of Omega Protein Corporation, to be held on Wednesday, June 20, 2007, at 9:00 a.m., local time, at The St. Regis Hotel, 1919 Briar Oaks Lane, Houston, Texas 77027. A notice of the meeting, Proxy Statement and proxy card are enclosed with this letter.

At the meeting, we will report on the progress of the Company, comment on matters of interest and respond to your questions. A copy of the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2006 accompanies this mailing.

Stockholders can vote their shares by proxy by marking their votes on the proxy card or by attending the meeting in person.

It is important that your shares be represented at the meeting. Even if you plan to attend the meeting, we hope that you will read the enclosed Proxy Statement and the voting instructions on the enclosed proxy card and then vote by completing, signing, dating and mailing the proxy card in the enclosed, postage pre-paid envelope. You may vote your shares in person if you attend the Annual Meeting, thereby canceling any proxy previously given. If your shares are not registered in your own name and you would like to attend the meeting, please ask the broker, bank or other nominee that holds the shares to provide you with evidence of your share ownership.

We appreciate your continued interest in the Company.

Sincerely,

Joseph L. von Rosenberg III
Chairman of the Board, Chief Executive Officer and President


OMEGA
PROTEIN
Healthy Products for a Healthy World

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 20, 2007

TO THE STOCKHOLDERS OF OMEGA PROTEIN CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Omega Protein Corporation (the "Company") will be held at The St. Regis Hotel, 1919 Briar Oaks Lane, Houston, Texas 77027, on Wednesday, June 20, 2007 at 9:00 a.m., local time, for the following purposes:

1. To elect two Class III directors for a term of three years and until their successors are duly elected and qualified;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company's fiscal year ending December 31, 2007; and

3. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

The Board of Directors has fixed the close of business on April 25, 2007 as the record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting and at any postponement or adjournment thereof. A list of such stockholders will be available during normal business hours at the offices of the Company for inspection at least ten days prior to the Annual Meeting.

You are cordially invited to attend this meeting.

By order of the Board of Directors

JOHN D. HELD
Executive Vice President,
General Counsel and Secretary

Houston, Texas
April 30, 2007

OMEGA PROTEIN CORPORATION
2101 CityWest Blvd.
Building 3—Suite 500
Houston, Texas 77042

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

June 20, 2007

General Information

This proxy statement (the "Proxy Statement") is being furnished in connection with the solicitation of proxies by the Board of Directors of Omega Protein Corporation ("Omega" or the "Company") for use at the Annual Meeting of Stockholders of the Company to be held at The St. Regis Hotel, 1919 Briar Oaks Lane, Houston, Texas 77027 on Wednesday, June 20, 2007 at 9:00 a.m., local time, and at any postponement or adjournment thereof (the "Annual Meeting"). The Annual Meeting is being held for the purposes set forth in this Proxy Statement. This Proxy Statement and the enclosed form of proxy (the "Proxy Card") are first being mailed on or about April 30, 2007.

Proxy Card

The shares represented by any Proxy Card which is properly executed and received by the Company prior to or at the Annual Meeting (each, a "Conforming Proxy") will be voted in accordance with the specifications made thereon. Conforming Proxies that are properly signed and returned but on which no specifications have been made by the stockholder will be voted in favor of the proposals described in the Proxy Statement. The Board of Directors is not aware of any matters that are expected to come before the Annual Meeting other than those described in the Proxy Statement. However, if any other matters are properly brought before the Annual Meeting, the persons named in the Proxy Card will vote the shares represented by each Conforming Proxy on those matters as instructed by the Board of Directors, or in the absence of express instructions from the Board of Directors, in accordance with their own best judgment. A stockholder who has executed and delivered a Conforming Proxy may revoke that Conforming Proxy at any time before it is voted by (i) executing a new proxy with a later date and delivering the new proxy to the Secretary of the Company, (ii) voting in person at the Annual Meeting, or (iii) giving written notice of the revocation to the Secretary of the Company prior to the Annual Meeting.

Quorum and Other Matters

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of the Company's common stock, par value $0.01 per share ("Common Stock"), is necessary to constitute a quorum. Shares of Common Stock represented by Conforming Proxies will be counted as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Shares of Common Stock represented by Conforming Proxies that are voted on at least one matter coming before the Annual Meeting will also be counted as present for purposes of determining a quorum, even if the beneficial owner's discretion has been withheld (a "broker non-vote") for voting on some or all other matters.

Directors will be elected by a favorable vote of a plurality of the shares of Common Stock present, in person or by proxy, at the Annual Meeting and entitled to vote. You may either vote "FOR" or "WITHHOLD" authority to vote for the Company's director nominees. If you withhold authority to vote with respect to any nominee, your shares will be counted for purposes of establishing a quorum, but will have no effect on the election of that nominee.

All other matters to come before the Annual Meeting require the approval of a majority of the shares of Common Stock present, in person or by proxy, at the Annual Meeting and entitled to vote. You may vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals to be presented at the Annual Meeting. If you abstain from voting on these proposals, your shares will be counted as present for purposes of establishing a quorum at the Annual Meeting. An abstention will have the same effect as a vote against the ratification of the appointment of the Company's independent registered public accounting firm.

Broker non-votes are counted as present for purposes of determining the presence or absence of a quorum but will not be counted for purposes of determining whether a proposal has been approved. Broker non-votes occur when brokers, banks and other nominees do not receive voting instructions from their customers and the broker, bank or other nominee does not have discretionary voting authority with respect to a proposal. If you hold shares through a broker, bank or other nominee and you do not give instructions as to how to vote, your broker, bank or other nominee may have authority to vote your shares on certain routine matters but not on non-routine matters. Routine matters include the election of directors and the ratification of independent auditors. Broker non-votes will not be counted for purposes of the election of directors and will have no effect on the outcome of the vote for the ratification of the Company's independent registered public accounting firm.

Solicitation of Proxies

This solicitation of proxies is being made by the Board of Directors of the Company and all expenses of this solicitation will be borne by the Company. Directors, officers and employees may solicit proxies on behalf of the Board of Directors, without additional compensation, personally or by telephone. The Company expects to reimburse brokerage houses, banks and other fiduciaries for reasonable expenses of forwarding proxy materials to beneficial owners.

VOTING SECURITIES AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The outstanding voting securities of the Company consist entirely of shares of Common Stock. Each share of Common Stock entitles its owner to one vote upon each matter to come before the Annual Meeting. Only stockholders of record at the close of business on April 25, 2007 (the "Record Date") will be entitled to vote at the Annual Meeting and at any postponement or adjournment thereof. At the close of business on such date, the Company had outstanding 16,413,534 shares of Common Stock.

Security Ownership of Certain Beneficial Owners

To the Company's knowledge, the following persons are the only persons who are beneficial owners of more than five percent of the Common Stock based on the number of shares outstanding on December 31, 2006:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
Austin W. Marxe and David M. Greenhouse(2) 527 Madison Avenue, Suite 2600 New York, New York 10022	3,371,000	20.8%
Royce & Associates, LLC(3) 1414 Avenue of the Americas New York, New York 10019	2,851,000	17.6%
Dimensional Fund Advisors, Inc.(4) 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	2,141,824	13.2%
Kennedy Capital Management, Inc.(5) 10829 Olive Boulevard St. Louis, Missouri 63141	1,236,401	7.6%
Franklin Advisory Services LLC(6) 1 Parker Plaza, 9th Floor Fort Lee, New Jersey 07024	1,000,000	6.2%
MHR Advisors LLC, MHR Fund Management LLC and Mark H. Rachesky, M.D.(7) 40 West 57th Street Twenty Fourth Floor New York, New York 10019	875,000	5.4%
Wellington Management Company L.P.(8) 75 State Street Boston, Massachusetts 02109	821,000	5.1%
Joseph L. von Rosenberg III(9) 2101 CityWest Blvd, Bldg. 3, Suite 500 Houston, Texas 77042	1,522,700	8.6%
Robert W. Stockton(10) 2101 CityWest Blvd, Bldg. 3, Suite 500 Houston, Texas 77042	1,137,700	6.6%

(1) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or persons has the right to acquire within 60 days after December 31, 2006 is deemed to be outstanding, but is not deemed to be outstanding in computing the percentage ownership of any other person.

(2) Based on a Schedule 13G dated January 4, 2007 filed jointly with the SEC by Austin W. Marxe and David M. Greenhouse. According to the Schedule 13G, Messrs. Marxe and Greenhouse share sole voting and investment power over 450,000 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 2,371,000 shares of Common Stock owned by Special Situations Fund III QP, L.P., 100,000 shares of Common Stock owned by Special Situations Fund III, L.P. and 450,000 shares of Common Stock owned by Special Situations Private Equity Fund, L.P.

(3) Based on a Schedule 13G dated January 9, 2007 filed with the SEC by Royce & Associates, LLC, showing sole voting and dispositive power over 2,851,000 shares.

(4) Based on a Schedule 13G dated February 1, 2007 filed with the SEC by Dimensional Fund Advisors Inc., showing sole voting and dispositive power over 2,141,824 shares.
(5) Based on a Schedule 13G dated February 13, 2007 filed with the SEC by Kennedy Capital Management, Inc. showing sole voting power over 1,193,611 shares and sole dispositive power over 1,236,401 shares.
(6) Based on a Schedule 13G dated February 1, 2007 filed with the SEC by Franklin Advisory Services , LLC, showing sole voting and dispositive power over 1,000,000 shares.
(7) Based on a Schedule 13G dated February 14, 2007 filed jointly with the SEC by MHR Advisors LLC, MHR Fund Management LLC and Mark H. Rachesky, M.D., showing sole voting and dispositive power over 875,000 shares.
(8) Based on a Schedule 13G dated February 14, 2007 filed with the SEC by Wellington Management Company, L.P., showing shared voting and dispositive power over 821,000 shares.
(9) Includes 1,522,200 shares of Common Stock subject to stock options exercisable on December 31, 2006 or within 60 days thereafter held by Mr. von Rosenberg.
(10) Includes 1,131,700 shares of Common Stock subject to stock options exercisable on December 31, 2006 or within 60 days thereafter by Mr. Stockton.

Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of Common Stock of the Company beneficially owned as of December 31, 2006 by each of the Company's directors and executive officers, including each of the Named Executive Officers set forth in the Summary Compensation Table, and by all directors and executive officers as a group. Unless otherwise noted, each of the named persons and members of the group has sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Shares of the Company's Common Stock(1)	Percent of the Company's Common Stock(2)
Joseph L. von Rosenberg III	1,522,700	8.6%
Robert W. Stockton	1,137,700	6.6%
John D. Held	300,000	1.8%
Michael E. Wilson	112,000	*%
J. Scott Herbert	65,000	*
Thomas R. Wittmann	64,667	*
Richard Weis	20,000	*
Albert A. Riley	15,000	*
Gary L. Allee	123,348	*
William E. M. Lands	94,500(3)	*
Paul M. Kearns	64,200	*
Harry O. Nicodemus IV	44,200	*
Gary R. Goodwin	14,200	*
All directors and executive officers as a group, including those persons named above (13 total)	3,577,515	18.1%

* Represents ownership of less than 1.0%.
(1) Includes 1,522,200; 1,131,700; 300,000; 112,000; 65,000; 64,667; 20,000; 15,000; 84,200; 84,200; 64,200; 44,200; 14,200 and 3,521,567 shares of Common Stock subject to stock options exercisable on December 31, 2006 or within 60 days thereafter held by, respectively, Messrs. von Rosenberg, Stockton, Held, Wilson, Herbert, Wittmann, Weis, Riley, Allee, Lands, Kearns, Nicodemus and Goodwin, and all directors and executive officers as a group. None of the directly owned shares of Common Stock or stock options are pledged as collateral. None of the directly owned shares of Common Stock or stock options held by directors or officers are held pursuant to any minimum shareholding requirement.
(2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or persons has the right to acquire within 60 days after December 31, 2006 is deemed to be outstanding, but is not deemed to be outstanding in computing the percentage ownership of any other person.
(3) Includes 2,000 shares of Common Stock owned by a trust established for the benefit of Dr. Lands' grandchildren. Dr. Lands disclaims beneficial ownership of such shares.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's Articles of Incorporation divide the Board of Directors into three classes designated as Class I, Class II and Class III. Each class of directors is elected to serve a three-year term. The Board presently consists of six directors, two in Class I, two in Class II and two in Class III, whose terms expire at the 2008, 2009 and 2007 Annual Meetings, respectively, and until their successors are duly elected and qualified.

The Class III directors are Paul M. Kearns and Joseph L. von Rosenberg III, and their terms expire at the 2007 Annual Meeting, or as soon thereafter as their successors are elected and qualified. Each of Mr. Kearns and Mr. von Rosenberg has been nominated by the Board of Directors pursuant to the recommendation of the Corporate Governance and Nominating Committee to be elected by the holders of the Common Stock to serve an additional three-year term as a Class III Director. Each of Mr. Kearns and Mr. von Rosenberg has consented to be named in this Proxy Statement and to serve as a director if elected. The Board has determined that Mr. Kearns is independent under the rules of the NYSE and the definition of independent director established by the Board.

The Company's Articles of Incorporation provide that no more than a minority of the number of directors necessary to constitute a quorum of the Board of Directors may be non-U.S. citizens. Each of the Company's directors is a citizen of the United States except for Mr. Kearns who is a citizen of the United Kingdom.

Conforming proxies representing shares of Common Stock held on the Record Date that are returned will be voted, unless otherwise specified, in favor of the nominees for the Class III directors named below. The nominees have consented to serve if elected, but should either nominee be unavailable to serve (which event is not anticipated) the persons named in the Proxy Card intend to vote for such substitute nominee or nominees as the Corporate Governance and Nominating Committee may recommend and that the Board of Directors may nominate.

Class III Nominees—Current Term Expires at the 2007 Annual Meeting

PAUL M. KEARNS, age 43, has been a director of the Company since June 2001. Mr. Kearns is Director—Marine at Price Forbes Ltd., a London-based insurance brokerage firm which is the successor to Prentis, Donegan & Partners, Ltd., an insurance brokerage firm which Mr. Kearns co-founded in 1993. Mr. Kearns has more than 20 years of experience in the global risk management and insurance industries. Mr. Kearns is a citizen of the United Kingdom.

JOSEPH L. VON ROSENBERG III, age 48, has been President and Chief Executive Officer and a director of the Company since July 1997 and Chairman of the Board since November 2006.

Vote Required. Each nominee shall be elected by a plurality of the votes cast in the election by the holders of the Common Stock represented and entitled to vote at the Annual Meeting.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE ELECTION OF EACH CLASS III NOMINEE AS A DIRECTOR.

Continuing Directors

Biographical and other information with respect to all members of the Board of Directors whose current terms will continue after the Annual Meeting is set forth below:

Class I Directors—Current Term Expires at the 2008 Annual Meeting

GARY L. ALLEE, age 62, has been a director of the Company since May 1998. For more than the past five years, Dr. Allee has been Professor of Swine Nutrition at the University of Missouri. Dr. Allee has also served as

President and as a member of the Board of Directors of the Midwest Section of the American Society of Animal Science. Dr. Allee has B.S. and M.S. degrees in Animal Husbandry and Swine Nutrition from the University of Missouri and a Ph.D. in Nutritional Sciences from the University of Illinois.

WILLIAM E. M. LANDS, age 76, has been a director of the Company since May 1998. In February 2002, Dr. Lands retired as Senior Scientific Advisor to the Director of the National Institute on Alcohol Abuse and Alcoholism, a position he assumed after serving as head of the Department of Biological Chemistry at the University of Illinois Medical Center. Dr. Lands has a B.S. degree in Chemistry from the University of Michigan and a Ph.D. in Biological Chemistry from the University of Illinois.

Class II Directors—Current Term Expires at the 2009 Annual Meeting

HARRY O. NICODEMUS IV, age 59, has been a director of the Company since April 2004. Since November 2006, Mr. Nicodemus has served as a Director at Outsource Partners International, a business process outsourcing firm. From November 2003 to October 2006, Mr. Nicodemus served as Vice President, Chief Financial Officer, Chief Accounting Officer, Secretary and Compliance Officer of Equus Capital Management Corporation, a financial advisor for Equus II Incorporated, which is a publicly-traded business development company with investments in privately owned businesses and venture capital firms. From October 1999 to December 2002, Mr. Nicodemus was Vice President and Chief Accounting Officer of US Liquids, Inc., a national provider of liquid waste management services. Prior thereto, Mr. Nicodemus held senior financial and accounting positions with various public companies and also practiced accounting with a national accounting firm. Mr. Nicodemus is a certified public accountant.

GARY R. GOODWIN, age 50, has been a director since November 2006. Mr. Goodwin has been a Principal and Vice President—Crude Oil Marketing of Texon, L.P., a privately held crude oil marketing company since 1996.

Board of Directors and Board Committees

The Company's Board of Directors has six directors and has established the Audit, Compensation, Scientific and Corporate Governance and Nominating Committees as its standing committees. The Board of Directors does not have an executive committee or any committees performing a similar function.

The Board of Directors has adopted Corporate Governance Guidelines ("Guidelines") to assist the Board in the exercise of its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing stockholder value over the long term. The Guidelines also contains the Board's definitions for determining director independence. The Guidelines are posted on the Company's website at *www.omegaproteininc.com.* The Company will also provide a copy of these Guidelines to any stockholder upon request.

During 2006, the Board of Directors met five times, the Audit Committee met four times, the Compensation Committee met two times, the Scientific Committee did not meet, and the Corporate Governance and Nominating Committee met one time. A Special Committee of the Board ("Special Committee") consisting of all directors not affiliated with Zapata Corporation, a Nevada corporation and our former 58% majority stockholder ("Zapata") who were charged with evaluating the Company's repurchase of shares of its Common Stock from Zapata as further described under "Transactions with Related Persons, Promotors and Certain Control Persons," also met five times in 2006. Each incumbent director, during the period for which he was a director in 2006, attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board on which such director served.

Audit Committee. The Audit Committee consists of Mr. Nicodemus (Chairman), Dr. Allee and Dr. Lands, each of whom the Board of Directors has determined to be "independent" under the definition set forth in the

NYSE listing standards, under the standards set for audit committee members by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and under the definition of independent director established by the Board. The Board of Directors has also determined that Mr. Nicodemus is an audit committee financial expert as that term is used in applicable SEC regulations.

The Audit Committee reviews the adequacy of the Company's internal control systems and financial reporting procedures, reviews the general scope of the annual audit and reviews and monitors the performance of non-audit services by the Company's independent auditors. The Audit Committee also meets with the Company's independent auditors and with appropriate financial personnel of the Company regarding these matters. The Audit Committee also appoints the Company's independent auditors. The independent auditors may meet alone with the Audit Committee and have unrestricted access to the Audit Committee. The Audit Committee operates under a written charter which was attached as Appendix A to the Proxy Statement for our 2006 Annual Meeting of Stockholders and is also posted on the Company's website at *www.omegaproteininc.com.* The Company will also provide a copy of this charter to any stockholder upon request.

Compensation Committee. The Compensation Committee consists of Mr. Kearns (Chairman), Mr. Goodwin and Dr. Allee, each of whom the Board of Directors has determined to be "independent" under the definition set forth in the NYSE listing standards and under the definition of "independent director" established by the Board. The Compensation Committee determines the compensation (both salary and performance incentive compensation) to be paid to the Chief Executive Officer and certain other officers of the Company, and makes grants of long-term incentive awards. The Compensation Committee operates under a written charter which is posted on the Company's website at *www.omegaproteininc.com.* The Company will also provide a copy of this charter to any stockholder upon request.

For a description of the Company's processes and procedures for considering and determining executive and director compensation, see "Compensation Discussion and Analysis for the Year Ended December 31, 2006."

Scientific Committee. The Scientific Committee consists of Dr. Lands (Chairman) and Dr. Allee, each of whom the Board of Directors has determined to be "independent" under the definition set forth in the NYSE listing standards and under the definition of "independent director" established by the Board. The Scientific Committee keeps the Board of Directors and Company management apprised of scientific matters and developments that are relevant to the Company's industry. The Scientific Committee operates under a written charter which is posted on the Company's website at *www.omegaproteininc.com.* The Company will also provide a copy of this charter to any stockholder upon request.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consists of Mr. Goodwin (Chairman), Mr. Nicodemus and Mr. Kearns, each of whom the Board of Directors has determined to be "independent" under the definition set forth in the NYSE listing standards and under the definition of "independent director" established by the Board. The Corporate Governance and Nominating Committee reviews and reports to the Board on a periodic basis on corporate governance matters, periodically reviews and assesses the effectiveness of the Board's Corporate Governance and Nominating Guidelines and recommends proposed revisions to those Guidelines to the Board. The Committee also identifies individuals qualified to become members of the Board, recommends to the Board director nominees for Board seats and Committee seats, and monitors and evaluates the orientation and training needs of directors. The Corporate Governance and Nominating Committee operates under a written charter which is posted on the Company's website at *www.omegaproteininc.com.* The Company will also provide a copy of this charter to any stockholder upon request.

Other than the provisions contained in the Company's Bylaws set forth below, the Corporate Governance and Nominating Committee has not historically established formal procedures to be followed by stockholders submitting recommendations for candidates for the Board, nor has it established a formal process for identifying candidates for directors. The Corporate Governance and Nominating Committee considers individuals who have distinguished records for leadership and success in their area of activity and who will make meaningful contributions to the Board. The Corporate Governance and Nominating Committee recommends to the Board nominees for director on the basis of broad experience, character, integrity, ability to make independent analytical inquiries, as well as their understanding of the Company's business environment. The Company has not paid fees to any third party to identify, evaluate or assist any director candidates.

The Company's Bylaws provide that nominations for the election of directors may be made upon timely notice given by a stockholder. A timely notice must be made in writing, and physically received by the Secretary of the Company, not later than the close of business on the 60th calendar day, nor earlier than the close of business on the 90th calendar day, before the first anniversary of the preceding year's annual meeting (except that, in the event that the date of the annual meeting is more than 30 calendar days before, or more than 60 calendar days after, such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th calendar day before such annual meeting and not later than the close of business on the later of the 60th calendar day before such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by the Company). The stockholder notice must contain: (i) the name and address of the nominee for director, (ii) the name and address, as they appear on the books of the Company, of the stockholder proposing the nomination, (iii) the class and number of shares of the stock of the Company that are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in the nomination.

Independent Directors. The Board of Directors has determined that all members of the Board, other than the Company's Chief Executive Officer, Joseph L. von Rosenberg III, are "independent" under the definition set forth in the NYSE listing standards and under the definition of independence established by the Board. In addition, the Board of Directors has determined that all members of the Company's Audit Committee, in addition to meeting the above standards, also meet the criteria for independence for audit committee members which are set out in the Exchange Act. The Board's policy on the number or percentage of independent directors is that a majority of directors on the Board shall be independent. In addition, pursuant to Section 303A of the NYSE Listed Company Manual, the Company is required to have, and currently has, a majority of independent directors on the Board.

The Board of Directors determines whether each director is independent based upon all relevant facts and circumstances appropriate for consideration in the judgment of the Board. In the context of this review, the Board has adopted a definition of independent director which includes the NYSE definition of independent director and is included in the Board's Corporate Governance Guidelines, which are available on the Company's website at www.omegaproteininc.com. The Company's definition of independent director is set forth in full below:

(a) No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Company will disclose these determinations annually in its proxy statement.

(b) In addition:

  (i) A director who is an employee, or whose immediate family member is an executive officer, of the Company is not "independent" until three years after the end of such employment relationship.

  (ii) A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service), is not "independent" until three years after he or she ceases to receive more than $100,000 per year in such compensation.

  (iii) A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company, is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.

(iv) A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's executive compensation committee, is not "independent" until three years after the end of such service or the employment relationship.

(v) A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold. Both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year.

(vi) A director who is a control person or director, or the immediate family member of a control person or director, of an entity that is the beneficial owner of 25% of the outstanding shares of common stock of the Company is not independent until three years after the end of such control or director relationship.

In its determination of Board member independence, the Board determined that each of Dr. Allee, Mr. Goodwin, Dr. Lands and Mr. Nicodemus has no direct or indirect relationship with the Company of any type, other than in his capacity as a Board member. The Board was aware that Mr. Kearns employer, Price Forbes Ltd., has provided insurance services in the past for two lines of insurance utilized by the Company, and that the Company has paid commissions on those insurance policies, either to Price Forbes or to the insurance carrier who in turn reimbursed Price Forbes.

In 2006, the aggregate commissions paid to Price Forbes which related to Company business were approximately $422,000. The Board determined that these commissions were reasonable given the nature of the Company's business, the availability of the applicable insurance, the superiority of the quotation when compared to other alternatives, and the complexity of the assignment. The Board also noted that Mr. Kearns owns less than 1% equity interest in Price Forbes and that his compensation from Price Forbes was not tied in any way to any commission relating to the Company's business.

Stockholder and Interested Party Communications. The Board of Directors maintains a process for stockholders or other interested parties to communicate with the Board or any Board member. Stockholders or interested parties who desire to communicate with the Board should send any communication to the Company's Corporate Secretary, c/o Omega Protein Corporation, 2101 CityWest Blvd., Building 3, Suite 500, Houston, Texas 77042. The Corporate Secretary will forward such communication to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is threatening or illegal, uses inappropriate expletive language or is similarly inappropriate, in which case the Corporate Secretary has the authority to discard the communication or take appropriate legal action regarding the communication.

Director Attendance at Annual Meetings. The Board does not have a policy requiring that all directors attend Company annual meetings of stockholders, but it encourages all directors to do so. The 2006 Annual Meeting of Stockholders was attended by five directors: Dr. Allee, Mr. Kearns, Dr. Lands, Mr. Nicodemus and Mr. von Rosenberg.

Presiding Director for Board Executive Sessions. The Company schedules regular executive sessions in which directors meet without management present. The Board has elected Dr. Gary Allee to be the Presiding Director at all Board executive sessions. Stockholders may communicate with the Presiding Director in the same manner described above under "—Stockholder and Interested Party Communications."

Codes of Ethics. The Board of Directors has adopted a Code of Business Conduct and Ethics, which applies to all Company employees, as well as a Code of Ethics for Financial Professionals which applies to all Company professionals who serve in a finance, accounting, treasury or investor relations role. The Codes are posted on the Company's website *www.omegaproteininc.com.* The Company intends to post amendments to or waivers from the Codes to the extent applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions on the Company's website. The Company will also provide a copy of these Codes to any stockholder upon request.

EXECUTIVE OFFICERS

The following sets forth certain information with respect to the executive officers of the Company as of the date of this Proxy Statement.

Name	Age	Position
Joseph L. von Rosenberg III	48	Chairman of the Board, President and Chief Executive Officer
Robert W. Stockton	56	Executive Vice President and Chief Financial Officer
John D. Held	44	Executive Vice President, General Counsel and Secretary
J. Scott Herbert	41	Vice President—Agriproducts
Thomas R. Wittmann	57	Vice President—Operations
Richard W. Weis	49	Vice President—Business Development
Albert A. Riley	58	Vice President—Refined Oils
Michael E. Wilson	56	Vice President—Marine Operations and President of Omega Shipyard, Inc.

JOSEPH L. VON ROSENBERG has served as President and Chief Executive Officer and a director of the Company since July 1997 and as Chairman of the Board since November 2006.

ROBERT W. STOCKTON has served as Executive Vice President and Chief Financial Officer of the Company since July 1997. Mr. Stockton also served as Secretary of the Company from January 2000 to September 2002. Mr. Stockton is a certified public accountant.

JOHN D. HELD has served as the Company's General Counsel since March 2000, as Vice President of the Company from April 2002 to September 2002, as Senior Vice President from September 2002 to June 2006, as Secretary since September 2002 and as Executive Vice President since June 2006. From 1996 to 1999, Mr. Held was Senior Vice President, General Counsel and Secretary of American Residential Services, Inc., a then public company engaged in the consolidation of the air-conditioning, plumbing and electrical service industries. Prior thereto, Mr. Held practiced law for several years with a large law firm in Houston, Texas.

J. SCOTT HERBERT has served as Vice President—Agriproducts of the Company since September 2002. Prior thereto, Mr. Herbert served as Vice President—Feed Ingredient Marketing of the Company's principal subsidiary, Omega Protein, Inc., since March 1998, and as Director of Fish Meal Sales and in various other sales capacities with the Company since 1992.

THOMAS R. WITTMANN has served as Vice President—Operations since October 2002. Prior thereto, Mr. Wittmann served as the General Manager of the Company's Abbeville, Louisiana facility since 1997 and served in various other Company positions since 1985.

RICHARD W. WEIS has served as Vice President—Business Development since January 2006. From May 2002 until January 2004, Mr. Weis served as Vice President—Business Development for Flavors of North

America, Inc., a manufacturer of flavors for the food and beverage industries. From 2000 to May 2002, Mr. Weis was a self-employed consultant in the flavor industry. From 1993 through 2000, Mr. Weis was President of Alex Fries, Inc., a Land O'Lakes, Inc. subsidiary that produced flavor systems for the food and beverage industries. Mr. Weis also served as Vice President and Chief Operating Officer of Alex Fries, Inc. from 1987 to 1993.

ALBERT A. RILEY has served as Vice President—Refined Oils of the Company since September 2002. Prior thereto, Mr. Riley served as Vice President—Refined Oils of the Company's principal subsidiary, Omega Protein, Inc., since May 2000 and as Business Development Manager—Industrial Oils of Omega Protein, Inc. from September 1999 to April 2000. From July 1999 to September 1999, Mr. Riley served as a consultant to the Company.

MICHAEL E. WILSON has served as President of the Company's wholly-owned subsidiary, Omega Shipyard, Inc., since June 1997. Since July 1998, he has also served as the Company's Vice President—Marine Operations and, prior thereto, served as the Company's Coordinator of Marine Engineering and Maintenance. Mr. Wilson joined the Company in 1985 and served in various operating capacities until 1996.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid in 2006 (or with respect to bonus amounts, in 2006 and 2007) to the Company's Principal Executive Officer, Principal Financial Officer and its other three most highly compensated executive officers with annual 2006 compensation in excess of $100,000 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
Joseph L. von Rosenberg III . . . President and Chief Executive Officer	2006	$425,000	$550,000(2)	$0	$0	$0	$0	$17,424	$992,424
Robert W. Stockton . . . . Executive Vice President and Chief Financial Officer	2006	$271,000	$375,000(2)	$0	$0	$0	$0	$22,420	$668,420
John D. Held . . . . Executive Vice President, General Counsel and Secretary	2006	$245,000	$375,000(2)	$0	$0	$0	$0	$17,975	$637,975
J. Scott Herbert . . . . Vice President— Agriproducts	2006	$156,000	$ 67,000	$0	$0	$0	$0	$19,466	$242,466
Thomas R. Wittmann . . . . Vice President— Operations	2006	$150,000	$ 65,000	$0	$0	$0	$0	$34,686	$249,686

(1) The reported amounts represent (i) insurance premiums paid by the Company on the employee's behalf in 2006 ($450 for Mr. von Rosenberg, $1,290 for Mr. Stockton, $300 for Mr. Held, $221 for Mr. Herbert, and

$903 for Mr. Wittmann), (ii) Company matching contributions in 2006 to the employee's 401(k) plan account ($8,800 for Mr. von Rosenberg, $8,800 for Mr. Stockton, $8,800 for Mr. Held, $8,800 for Mr. Herbert, and $8,667 for Mr. Wittmann), (iii) value of personal use of Company vehicle in 2006 based on the number of personal miles utilized ($1,038 for Mr. von Rosenberg, $5,194 for Mr. Stockton, $1,739 for Mr. Held, $3,309 for Mr. Herbert and $1,932 for Mr. Wittmann), (iv) the officer's pro-rata portion ($7,136) of the cost of the Company's Executive Health Care Plan which had an aggregate cost to the Company in 2006 of $49,450 and in which seven executive officers participated in 2006, and (v) moving expense reimbursement amount of $16,048 for Mr. Wittmann in connection with his relocation to the Company's Mississippi facility.

(2) These bonus payments were paid in March 2007. See "Compensation Discussion and Analysis for the Year Ended December 31, 2006."

Grant of Plan Based Awards

No Named Executive Officer received any equity or non-equity incentive awards in the fiscal year ended December 31, 2006 under the Company's Incentive Plans.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

See "—Employment and Severance Agreements" and "—Potential Payments Upon Termination or Change in Control" below for the material terms of employment agreements with our Named Executive Officers. See footnotes to the Summary Compensation Table for narrative with respect to that table.

Outstanding Equity Awards at Fiscal Year End

The following table shows the numbers and values of option awards and stock awards previously granted to our Named Executive Officers:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR ENDED DECEMBER 31, 2006

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph L. von Rosenberg III ..	568,200	0	0	$12.75	1/26/08	0	$0	0	$0
	150,000	0		$ 8.25	2/1/09				
	804,000	0		$ 1.94	7/18/10				
Robert W. Stockton	310,000	0	0	$12.75	1/26/08	0	$0	0	$0
	200,000	0		$ 8.25	2/1/09				
	210,000	0		$ 3.50	3/22/10				
	410,000	0		$ 1.94	7/18/10				
John D. Held	300,000	0	0	$10.58	5/28/14	0	$0	0	$0
J. Scott Herbert	40,000	0	0	$12.75	1/26/08	0	$0	0	$0
	25,000	0		$ 1.65	2/22/11				
Thomas R. Wittmann	13,000	0	0	$12.75	1/26/08	0	$0	0	$0
	51,667	0		$ 4.20	11/6/12				

Option Exercises and Stock Vested

The following table shows the numbers and values of stock option exercises and vesting of stock during the year ended December 31, 2006 by each of the Named Executive Officers:

OPTION EXERCISES AND STOCK AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2006

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph L. von Rosenberg III	20,000	$ 97,168	0	0
Robert W. Stockton	163,300	$812,263	0	0
John D. Held	128,600	$391,223	0	0
Scott Herbert	6,000	$ 29,985	0	0
Thomas Wittmann	0	0	0	0

Employment and Severance Agreements

Each of Joseph L. von Rosenberg III, the Company's Chairman of the Board, Chief Executive Officer and President, Robert W. Stockton, the Company's Executive Vice President and Chief Financial Officer, and John D. Held, the Company's Executive Vice President, General Counsel and Secretary, has an employment agreement with the Company that provides for a rolling three-year term, and provides that, in the event of termination of the executive's employment for death, disability or for Cause (as defined in the agreement), or if the executive voluntarily terminates his employment other than for Good Reason (as defined in the agreement), the Company will pay the executive's base salary through the termination date. Each agreement also provides that, in the event of a termination of employment (i) by the executive for Good Reason (as defined in the agreement), (ii) by the Company without Cause (as defined in the agreement), or (iii) by the executive, other than because of death or disability, within one year after a Change of Control of the Company (as defined in the agreement), the Company will pay the Executive a lump-sum severance payment equal to 2.99 times the executive's "base amount" (as defined by Section 280G(b)(3) and 280G(d) of the Internal Revenue Code) and will provide 18 months of health care and life insurance benefits under existing Company plans (36 months in the event of a termination within one year after a Change of Control). The agreement also contains a tax "gross-up" provision such that, if any excise or similar tax is imposed on the executive's compensation under the agreement, the Company will pay additional compensation to the executive to place the executive in the same position he would have been in had no such tax been imposed.

Each agreement contains restrictions on the executive's use of any Company confidential information. Each agreement also provides that the executive will assign to the Company all worldwide rights in any intellectual property that he develops which relates to the business, products or services of the Company. During the term of his agreement, and for the three years following the termination of his agreement, the executive may not engage, directly or indirectly, in any business or enterprise which is in competition with the Company anywhere in the world, induce any Company employee to leave his or her employment with the Company, or solicit any distributor or customer to amend its business relationship with the Company. The agreements also provide for the gross-up for any excise taxes related to a Change of Control of the Company, if applicable, and the advancement and reimbursement of the executive's costs and expenses in conjunction with any disputes relating to the agreement.

Mr. Herbert, the Company's Vice President—Agriproducts, has a change of control agreement with the Company pursuant to which he is entitled to receive a severance of twelve months continuation of his annual base salary in the event of both a Change of Control of the Company (as defined in the agreement) and a termination of his employment by the Company other than for Cause (as defined in the agreement) within a two year period after that Change of Control.

Mr. Wittmann, the Company's Vice President—Operations, has an employment agreement with the Company pursuant to which he is entitled to receive a severance of twelve months continuation of his annual base salary in the event of a termination of his employment by the Company other than for Cause (as defined in the agreement), or a severance of twenty-four months continuation of his annual base salary in the event of a termination of his employment by the Company other than for Cause (as defined in the agreement) which occurs within two years after a Change of Control of the Company (as defined in the agreement). The agreement contains restrictions on the executive's use of any Company confidential information and also provides that the executive may not accept employment or render assistance to primary competitors of the Company for a three-year period after the date of termination.

Potential Payments Upon Termination or Change in Control

We have entered into employment or severance agreements that will require us to provide compensation to our Named Executive Officers in the event of a termination of employment or a change in control of the Company. The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below. For a narrative description of the material terms of the Named Executive Officer's employment agreements and any conditions to the payments upon termination or change in control, see the description under the heading "—Employment and Severance Agreements" above.

The following table describes the potential payments upon termination or a change in control of the Company for Joseph L. von Rosenberg III, our Chairman of the Board, Chief Executive Officer and President.

Executive Benefits and Payments Upon Termination	Voluntary Termination	Involuntary Not for Cause Termination	For Cause Termination	Involuntary or Good Reason Termination (after a Change in Control)(1)	Death or Disability
Cash Severance Payment(2)	$0	$2,651,262(3)	$0	$2,651,262(3)	$0
Health and Life Insurance	$0	$ 17,663(4)	$0	$ 35,325(5)	$0
Unvested Stock Options	$0	$ 0	$0	$ 0	$0
Unvested Deferred Performance Units:	$0	$ 0	$0	$ 0	$0
Total:	$0	$2,668,924	$0	$2,686,857(6)	$0

(1) Assumes a termination of employment immediately after December 31, 2006. Mr. von Rosenberg's severance benefit under an involuntary or good reason termination after a Change in Control (as defined in Mr. von Rosenberg's employment agreement) is equal to 2.99 times Mr. von Rosenberg's "base amount," defined by Section 280G(b)(3) and 280G(d) of the Internal Revenue Code as the average annual compensation payable to and includable in Mr. von Rosenberg's gross income for the most recent prior 5 taxable years (2002-2006).

(2) For purposes of this analysis, we assumed Mr. von Rosenberg's relevant compensation is as follows for the five year period from 2002 to 2006: average base salary of $416,000, average cash bonus of $290,000, average stock option exercise pre-tax profit amount of $180,710, and average stock grant value of $0.

(3) Paid by the Company in cash as a lump sum within 3 business days of the date of termination.

(4) Mr. von Rosenberg is entitled to the continuation of eighteen months of health and life insurance benefits after an involuntary not for cause termination. We assumed that the value of the continuation of eighteen months of health and life insurance coverage after the date of termination is $17,663, which is Mr. von Rosenberg's aggregate COBRA cost for that health care benefit and the cost to the Company for that life insurance benefit, in each case, for an eighteen month period.

(5) Mr. von Rosenberg is entitled to the continuation of thirty-six months of health and life insurance benefits, in each case, after an involuntary or good reason termination which occurs within one year after a Change of Control (as defined in Mr. von Rosenberg's employment agreement). We assumed that the value of the

continuation of thirty-six months of health and life insurance coverage after the date of termination is $35,325, which is Mr. von Rosenberg's aggregate COBRA cost for that health care benefit and the cost to the Company for that life insurance benefit, in each case, for a thirty-six month period.

(6) If the total amount of the severance payment and related obligations were to be found by the Internal Revenue to equal or exceed 3 times Mr. von Rosenberg's "base amount", as defined by Section 280G of the Internal Revenue Code, then Mr. von Rosenberg could incur a parachute exercise tax equal to 20% of the aggregate severance amount. Under Mr. von Rosenberg's employment agreement, the Company would be obligated to reimburse Mr. von Rosenberg a tax gross-up amount of $826,580, which is the amount necessary to place the executive in the same position he would have been in had no such tax been imposed.

The following table describes the potential payments upon termination or a change in control of the Company for Robert W. Stockton, our Executive Vice President and Chief Financial Officer.

Executive Benefits and Payments Upon Termination	Voluntary Termination	Involuntary Not for Cause Termination	For Cause Termination	Involuntary or Good Reason Termination (after a Change in Control)(1)	Death or Disability
Cash Severance Payment(2)	$0	$1,848,278(3)	$0	$1,848,278(3)	$0
Health and Life Insurance	$0	$ 23,081(4)	$0	$ 46,161(5)	$0
Unvested Stock Options	$0	$ 0	$0	$ 0	$0
Unvested Deferred Performance Units:	$0	$ 0	$0	$ 0	$0
Total:	$0	$1,871,359	$0	$1,894,439(6)	$0

(1) Assumes a termination of employment immediately after December 31, 2006. Mr. Stockton's severance benefit under an involuntary or good reason termination after a Change in Control) (as defined in Mr. Stockton's employment agreement) is equal to 2.99 times Mr. Stockton's "base amount," defined by Section 280G(b)(3) and 280G(d) of the Internal Revenue Code as the average annual compensation payable to and includable in Mr. Stockton's gross income for the most recent prior 5 taxable years (2002-2006).

(2) For purposes of this analysis, we assumed Mr. Stockton's relevant compensation is as follows for the five year period from 2002 to 2006: average base salary of $265,800, average cash bonus of $160,000, average stock option exercise pre-tax profit amount of $192,353, and average stock grant value of $0.

(3) Paid by the Company in cash as a lump sum within 3 business days of the date of termination.

(4) Mr. Stockton is entitled to the continuation of eighteen months of health and life insurance after an involuntary not for cause termination. We assumed that the value of the continuation of eighteen months of health and life insurance benefits after the date of termination is $23,081, which is Mr. Stockton's aggregate COBRA cost for that benefit and the cost to the Company of that life insurance benefit, in each case, for an eighteen month period.

(5) Mr. Stockton is entitled to the continuation of thirty-six months of health and life insurance benefits after an involuntary or good reason termination which occurs after a Change in Control (as defined in Mr. Stockton's employment agreement). We assumed that the value of the continuation of thirty-six months of health and life insurance coverage after the date of termination is $46,161 which is Mr. Stockton's aggregate COBRA cost for that health care benefit and the cost to the Company for that life insurance benefit, in each case, for a thirty-six month period.

(6) If the total amount of the severance payment and related obligations were to be found by the Internal Revenue Service to equal or exceed 3 times Mr. Stockton's "base amount", as defined by Section 280G of the Internal Revenue Code, then Mr. Stockton could incur a parachute exercise tax equal to 20% of the aggregate severance amount. Under Mr. Stockton's employment agreement, the Company would be obligated to reimburse Mr. Stockton a tax gross-up amount of $586,124, which is the amount necessary to place the executive in the same position he would have been in had no such tax been imposed.

The following table describes the potential payments upon termination or a change in control of the Company for John D. Held, our Executive Vice President, General Counsel and Secretary.

Executive Benefits and Payments Upon Termination	Voluntary Termination	Involuntary Not for Cause Termination	For Cause Termination	Involuntary or Good Reason Termination (after a Change in Control)(1)	Death or Disability
Cash Severance Payment(2)	$0	$2,078,829(3)	$0	$2,078,829(3)	$0
Health and Life Insurance	$0	$ 16,529(4)	$0	$ 33,057(5)	$0
Unvested Stock Options	$0	$ 0	$0	$ 0	$0
Unvested Deferred Performance Units:	$0	$ 0	$0	$ 0	$0
Total:	$0	$2,095,358	$0	$2,111,886(6)	$0

(1) Assumes a termination of employment immediately after December 31, 2006. Mr. Held's severance benefit under an involuntary or good reason termination after a Change in Control (as defined in Mr. Held's employment agreement) is equal to 2.99 times Mr. Held's "base amount," defined by Section 280G(b)(3) and 280G(d) of the Internal Revenue Code as the average annual compensation payable to and includable in Mr. Held's gross income for the most recent prior 5 taxable years (2002-2006).

(2) For purposes of this analysis, we assumed Mr. Held's relevant compensation is as follows for the five year period from 2002 to 2006: average base salary of $238,000, average cash bonus of $135,000, average stock option exercise pre-tax profit amount of $322,261, and average stock grant value of $0.

(3) Paid by the Company in cash as a lump sum within 3 business days of date of termination.

(4) Mr. Held is entitled to the continuation of eighteen months of health and life insurance benefits after an involuntary not for cause termination. We assumed that the value of the continuation of eighteen months of health and life insurance benefits after the date of termination is $16,529, which is Mr. Held's aggregate COBRA cost for that benefit and the cost to the Company of that life insurance benefit, in each case, for an eighteen month period.

(5) Mr. Held is entitled to the continuation of thirty-six months of health and life insurance benefits after an involuntary or good reason termination which occurs after a Change in Control (as defined in Mr. Held's employment agreement). We assumed that the value of the continuation of thirty-six months of health and life insurance coverage after the date of termination is $33,057, which is Mr. Held's aggregate COBRA cost for that health care benefit and the cost to the Company for that life insurance benefit, in each case, for a thirty-six month period.

(6) If the total amount of the severance payment and related obligations were to be found by the Internal Revenue Service to equal or exceed 3 times Mr. Held's "base amount", as defined by Section 280G of the Internal Revenue Code, then Mr. Held could incur a parachute exercise tax equal to 20% of the aggregate severance amount. Under Mr. Held's employment agreement, the Company would be obligated to reimburse Mr. Held a tax gross-up amount of $650,574, which is the amount necessary to place the executive in the same position he would have been in had no such tax been imposed.

The following table describes the potential payments upon termination or a change in control of the Company for Scott Herbert, our Vice President-Agriproducts.

Executive Benefits and Payments Upon Termination(1)	Voluntary Termination	Involuntary Not for Cause Termination	For Cause Termination	Involuntary or Good Reason Termination (after a Change in Control)(2)	Death or Disability
Cash Severance Payment	$0	$156,000(3)	$0	$156,000(3)	$0
Health and Life Insurance	$0	$ 0	$0	$ 0	$0
Unvested Stock Options	$0	$ 0	$0	$ 0	$0
Unvested Deferred Performance Units:	$0	$ 0	$0	$ 0	$0
Total:	$0	$156,000	$0	$156,000	$0

(1) For purposes of this analysis, we assumed Mr. Herbert's relevant compensation is as follows: current base salary equal to $156,000.

(2) Assumes a termination of employment immediately after December 31, 2006. Mr. Herbert's severance benefit under an involuntary or good reason termination after a Change in Control (as defined in Mr. Herbert's employment agreement) is equal to one times his most recent annual base salary.

(3) Paid ratably by the Company in cash over a one year period after the date of termination.

The following table describes the potential payments upon termination or a change in control of the Company for Thomas R. Wittmann, our Vice President-Operations.

Executive Benefits and Payments Upon Termination(1)	Voluntary Termination	Involuntary Not for Cause Termination	For Cause Termination	Involuntary or Good Reason Termination (after a Change in Control)(2)	Death or Disability
Cash Severance Payment	$0	$159,600(3)	$0	$319,200(4)	$0
Health and Life Insurance	$0	$ 0	$0	$ 0	$0
Unvested Stock Options	$0	$ 0	$0	$ 0	$0
Unvested Deferred Performance Units:	$0	$ 0	$0	$ 0	$0
Total:	$0	$159,600	$0	$319,200	$0

(1) For purposes of this analysis, we assumed Mr. Wittmann's relevant compensation is as follows: current base salary equal to $159,600.

(2) Assumes a termination of employment immediately after December 31, 2006. Mr. Wittmann's severance benefit under an involuntary or good reason termination after a Change in Control (as defined in Mr. Wittmann's employment agreement) is equal to two times his most recent annual base salary.

(3) Paid ratably by the Company in cash over a one year period after the date of termination.

(4) Paid ratably by the Company in cash over a two year period after the date of termination.

Retirement Plans

The Company maintains a defined benefit plan for its employees (the "Pension Plan"). The table below shows the estimated annual benefits payable on retirement under the Pension Plan to persons in the specified compensation and years of service classifications. The retirement benefits shown are based on the following assumptions: retirement at age 65, payments of a single-life annuity to the employee (although a participant can select other methods of calculating benefits) to be received under the Pension Plan using current average Social Security wage base amounts, and not subject to any deduction for Social Security or other offset amounts. The retirement benefits listed include both Salary and Bonus as set forth in the Summary Compensation Table above.

The Pension Plan provides that a participant may elect to take early retirement at age 55, provided that the participant has at least ten years of eligible vesting service under the Pension Plan and that he or she is no longer employed by the Company. The benefit formula for early retirement is 50% of the normal retirement benefits at age 65. Currently, Mr. Wittmann is the only Named Executive Officer who is eligible for early retirement under the Pension Plan if his employment with the Company is terminated.

A participant's benefit is based on the average monthly earnings for the consecutive five year period during which the participant had his or her highest level of earnings. With certain exceptions, the Internal Revenue Code of 1986, as amended (the "Code"), restricts the annual pension that may be paid by an employer from a plan which is qualified under the Code to an aggregate amount of $160,000 (subject to cost of living adjustments). The Code also limits the covered compensation that may be used to determine benefits to $200,000 (subject to cost of living adjustments).

Pension Plan Table

	Years of Service				
Covered Compensation(1)	15	20	25	30	35
$120,000	$16,730	$22,307	$27,883	$33,460	$39,037
$130,000	$18,380	$24,507	$30,333	$36,760	$42,887
$140,000	$20,030	$26,707	$33,383	$40,060	$46,737
$150,000	$21,680	$28,907	$36,133	$43,360	$50,587
$160,000	$23,330	$31,107	$38,883	$46,660	$54,437
$170,000 and higher	$24,980	$33,307	$41,633	$49,960	$58,287

(1) Represents the highest average annual earnings during five consecutive calendar years of service.

The Pension Plan has been frozen since 2002 so that all employees on the date of the freeze, including the Named Executive Officers, no longer accrue years of service and new employees after the date of the freeze are not eligible to participate in the Pension Plan. The Company has no policies regarding granting of extra years of service under the Pension Plan because none are expected to be granted due to the Pension Plan having been frozen.

The following table shows additional information for the Named Executive Officers in connection with the Pension Plan:

PENSION BENEFITS FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Name	Plan Name	Number of Years Credited Service(1)	Present Value of Accumulated Benefit as of December 31, 2006 ($)(2)	Estimated Early Retirement Annual Benefit as of December 31, 2006 ($)	Payments During Last Fiscal Year ($)
Joseph L. von Rosenberg III	Omega Protein Pension Plan	4.33	$24,130	N/A	$0
Robert W. Stockton	Omega Protein Pension Plan	5.05	$44,992	N/A	$0
John D. Held	Omega Protein Pension Plan	2.38	$10,260	N/A	$0
J. Scott Herbert	Omega Protein Pension Plan	10.15	$22,580	N/A	$0
Thomas R. Wittmann	Omega Protein Pension Plan	17.30	$80,986	$5,884	$0

(1) The number of years of credited service is less than each Named Executive Officer's actual years of service because the Pension Plan was frozen in 2002 and no further years of service were accrued after that date. If the actual years of service were to be the applicable criteria, then the number of years of credited service would be: Mr. von Rosenberg—13, Mr. Stockton—9, Mr. Held—6, Mr. Herbert—14, and Mr. Wittmann—21.

(2) The present values were calculated using the same interest rate and mortality assumptions as are used for valuations under FASB Statement No. 87 for financial reporting purposes. The present values as of December 31, 2006 were determined using: (i) a 5.80% discount rate, and (ii) the plan's normal retirement age of 65. The present values reflect postretirement mortality rates based on the RP2000 Mortality Table with Blue Collar Adjustment Projected with Scale AA to 2015. No decrements were included for preretirement termination, mortality or disability.

Other Items

The Company does not provide any of its officers or directors with any reimbursements for country club memberships, private aircraft use, personal financial or tax advice, housing, apartment or other living expenses, or security services.

COMPENSATION OF DIRECTORS

Directors who are determined to be independent by the Board of Directors are paid fees for services rendered as members of the Board of Directors and its committees. See "Election of Directors – Independent Directors" for the definition of director independence and how this definition is applied. In 2006, each independent director received an annual retainer fee of $25,000 that was paid in four equal quarterly installments. In 2006, the Presiding Director for the Board's executive sessions received an annual retainer of $10,000 that was paid in four equal quarterly installments. Each independent director also receives a fee of $2,000 for each Board meeting attended, either in person or telephonically, and a fee of $1,000 for each Audit Committee, Compensation Committee or Corporate Governance and Nominating Committee meeting attended, either in person or telephonically. In 2006, each independent director of the Scientific Committee received an annual retainer fee of $1,000 that was paid in four quarterly installments and did not receive any meeting fees.

In 2006, each independent director of the Audit Committee, Compensation Committee or Corporate Governance and Nominating Committee received an annual Committee retainer of $2,500 that was paid in four equal quarterly installments for each committee on which he serves. Each independent director who serves as a Chairman of the Audit Committee, Compensation Committee, or Corporate Governance and Nominating Committee receives, in lieu of that $2,500 annual retainer, an annual Committee Chair retainer fee of $10,000 for each Chair, payable in four equal quarterly installments. In 2006, each independent director of the Special Committee also received a fee of $1,000 for each Special Committee meeting attended.

Under the Company's 2006 Incentive Plan (the "Plan"), upon joining the Board, each independent director is granted options to purchase 14,200 shares of Common Stock at fair market value (defined in the Plan as the average of the high and low of the Common Stock's trading price on that day) on the date of grant. In addition, on each date of the regular Annual Meeting of Stockholders of the Company, each independent director receives stock options under the Plan to purchase 10,000 shares of Common Stock at fair market value on the date of grant. All stock options granted to directors under the Plan vest six months and one day after the date of grant.

The Plan also allows independent directors to elect to take all or a portion of their annual retainer fees and meeting and per diem fees in Common Stock in lieu of cash. On or before the last day of each calendar quarter, an independent director may elect to receive a percentage of such fees during the quarterly period immediately following his election date in shares of Common Stock. The number of shares to be received will be determined on the first business day of the month immediately following the completion of such quarterly period by multiplying the amount of the director's fees for such quarterly period by his elected percentage and dividing that result by the fair market value per share on such date.

The following table shows amounts earned by the Company's independent directors in 2006 in connection with their Board or Committee memberships with the Company.

DIRECTOR COMPENSATION
FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Name	Fees earned or paid in cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dr. Gary L. Allee(3)	$63,000	0	$26,963	0	0	0	$89,963
Gary Goodwin(4)	$ 6,824	0	$45,093	0	0	0	$51,917
Paul M. Kearns(5)	$55,500	0	$26,963	0	0	0	$82,463
Dr. William E. M. Lands(6)	0	$55,500	$26,963	0	0	0	$82,463
Harry O. Nicodemus IV(7)	$62,125	0	$26,963	0	0	0	$89,088

(1) The grant date fair market value of the stock award is the average of the high and low of the Common Stock's trading price on the date of grant.

(2) These amounts reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R, for awards granted under our 2006 Incentive Plan. Assumptions used in the calculation of these amounts are included in Note 11 – "Benefit Plans" to our audited financial statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair market value of the stock option awards was calculated in accordance with FAS 123R as follows: 10,000 stock option grants under the Plan on June 7, 2006 to Messrs. Allee, Lands, Kearns and Nicodemus with an exercise price of $5.76 per share with an expiration date of June 7, 2016, and which vested six months and one day after the date of grant were valued at $26,963, and 14,200 stock options granted under the Plan on November 30, 2006 to Gary R. Goodwin with an exercise price of $7.25 per share with an expiration date of November 30, 2016 and which vested six months and one day after the date of grant, were valued at $45,093.

(3) As of December 31, 2006, Dr. Allee owned 84,200 stock options and 39,148 shares of Common Stock.

(4) As of December 31, 2006, Mr. Goodwin owned 14,200 stock options and no shares of Common Stock.

(5) As of December 31, 2006, Mr. Kearns owned 64,200 stock options and no shares of Common Stock.

(6) As of December 31, 2006, Dr. Lands owned 84,200 stock options and 10,300 shares of Common Stock. In addition, for the year ended December 31, 2006, Dr. Lands elected to take all of his annual Board and Committee retainer fees, meeting fees and per diem fees in Common Stock in lieu of cash as permitted by the Plan. Pursuant to the Plan, the number of shares received was determined on the first business day of the month following the completion of each of the four quarterly fee periods in 2006 by dividing the amount of Dr. Lands' director fees for that period by the Common Stock's fair market value on that date (defined in the Plan as the average of the high and the low of the Common Stock trading price on that day). As a result of such election, Dr. Lands received 8,843 shares of Common Stock in lieu of $55,500 in cash.

(7) As of December 31, 2006, Mr. Nicodemus owned 44,200 stock options and no shares of Common Stock.

COMPENSATION DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Overview

The Compensation Committee of the Board of Directors (the "Committee") is composed of Paul M. Kearns (Chairman), Dr. Gary L. Allee and Gary R. Goodwin. The Committee determines the compensation to be paid to the Chief Executive Officer (the "CEO") and certain other officers of the Company. Our executive compensation policy is designed to encourage decisions and actions that may have a large positive impact on overall corporate performance. For that reason, the Committee's review has generally focused on those executive officers who have the greatest opportunity to influence the achievement of strategic corporate objectives.

The Company's ability to hire and retain employees and executives with the requisite skills and experience to develop, expand and execute business opportunities is essential to our success and the success of our stockholders. While we believe that Omega Protein offers a work environment in which employees can find attractive career challenges and opportunities, we also understand that employees have many choices regarding where they pursue their careers and that the compensation that we offer plays a significant role in their decision to choose Omega Protein as their employer.

As a result, the primary objective of the Committee is to ensure that the Company's compensation policies and practices support the successful recruitment, development and retention of executive talent in order to achieve the Company's business objectives and optimize long-term financial returns. In addition, the equity-based compensation portion of our executive compensation program is intended to align the interests of our executives with the interests of our stockholders.

Committee Authority

The Committee operates under a written charter adopted by the Board of Directors. The Committee meets at various times during the year and may also act upon occasion by written consent. The Chairman of the Committee reports on committee activities at meetings of the Board of Directors.

To fulfill its responsibilities, the Committee:

1. Provides direction to the Company in connection with executive compensation and benefits for the executive team.
2. Reviews and approves corporate goals and individual performance relevant to the compensation of the CEO.
3. Sets the CEO's compensation level based on the Committee's evaluation of the CEO's performance and achievement of corporate goals.
4. After considering the recommendations of the CEO, reviews the compensation structure and determines the compensation of officers and senior employees of the Company, in each case who earn in excess of an annual salary of $175,000.
5. Approves, on behalf of the Board, employment agreements, or amendments to existing employment agreements, for officers of the Company.
6. Evaluates and make recommendations to the Board with respect to the adoption, substantive modification, or termination of any incentive or equity-based compensation plan of the Company.
7. Administers any incentive or equity-based compensation plans approved by the Board in accordance with the responsibilities assigned to the Committee under those plans.
8. Unless otherwise undertaken by the Board, approves the compensation of the Company's independent directors.

The key elements of the Company's executive compensation program are (i) base salary, (ii) annual cash bonuses, (iii) long-term equity incentive awards, and (iv) perquisites and generally available benefit programs. The Committee's general policies with respect to each of these four components of compensation are discussed below.

1. Base Salary. The Committee generally reviews and establishes the base salaries of the CEO and certain other officers on an annual basis. In establishing base salaries, the Committee considers the importance of the particular position and the skills required for that position, the individual's qualifications, experience and tenure with the Company, as well as the Committee's own subjective assessment of the individual's performance. The Committee may also consider generally prevailing market rates for similarly based positions and does so with a

The Company's ability to hire and retain employees and executives with the requisite skills and experience to develop, expand and execute business opportunities is essential to our success and the success of our stockholders. While we believe that Omega Protein offers a work environment in which employees can find attractive career challenges and opportunities, we also understand that employees have many choices regarding where they pursue their careers and that the compensation that we offer plays a significant role in their decision to choose Omega Protein as their employer.

As a result, the primary objective of the Committee is to ensure that the Company's compensation policies and practices support the successful recruitment, development and retention of executive talent in order to achieve the Company's business objectives and optimize long-term financial returns. In addition, the equity-based compensation portion of our executive compensation program is intended to align the interests of our executives with the interests of our stockholders.

Committee Authority

The Committee operates under a written charter adopted by the Board of Directors. The Committee meets at various times during the year and may also act upon occasion by written consent. The Chairman of the Committee reports on committee activities at meetings of the Board of Directors.

To fulfill its responsibilities, the Committee:

1. Provides direction to the Company in connection with executive compensation and benefits for the executive team.
2. Reviews and approves corporate goals and individual performance relevant to the compensation of the CEO.
3. Sets the CEO's compensation level based on the Committee's evaluation of the CEO's performance and achievement of corporate goals.
4. After considering the recommendations of the CEO, reviews the compensation structure and determines the compensation of officers and senior employees of the Company, in each case who earn in excess of an annual salary of $175,000.
5. Approves, on behalf of the Board, employment agreements, or amendments to existing employment agreements, for officers of the Company.
6. Evaluates and make recommendations to the Board with respect to the adoption, substantive modification, or termination of any incentive or equity-based compensation plan of the Company.
7. Administers any incentive or equity-based compensation plans approved by the Board in accordance with the responsibilities assigned to the Committee under those plans.
8. Unless otherwise undertaken by the Board, approves the compensation of the Company's independent directors.

The key elements of the Company's executive compensation program are (i) base salary, (ii) annual cash bonuses, (iii) long-term equity incentive awards, and (iv) perquisites and generally available benefit programs. The Committee's general policies with respect to each of these four components of compensation are discussed below.

1. Base Salary. The Committee generally reviews and establishes the base salaries of the CEO and certain other officers on an annual basis. In establishing base salaries, the Committee considers the importance of the particular position and the skills required for that position, the individual's qualifications, experience and tenure with the Company, as well as the Committee's own subjective assessment of the individual's performance. The Committee may also consider generally prevailing market rates for similarly based positions and does so with a compensation philosophy that executive officer base salary compensation should generally be between the 50th and 75th percentile of the market base salary for the respective position (generally with an inclination that the CEO, Chief Financial Officer and General Counsel positions be targeted nearer to the 75% percentile and all other officer positions be targeted nearer to the 50% percentile). The Committee does not use any mechanical formulations or weighting of any of the factors it considers.

2. *Annual Cash Bonuses.* The Committee generally grants performance awards in the form of cash bonuses for the CEO and certain other officers on an annual basis. These bonuses are determined at the Committee's discretion, taking into account the importance of the position, the Committee's subjective assessment of the individual's performance, and the CEO's subjective evaluation of the performance of other executives. The Committee does not use any mechanical formulations or weighting of any of the factors it considers, although the Committee gives individual performance substantially more emphasis and weight than Company financial or operational performance.

The Committee has adopted a discretionary approach to determining the amounts and timing of cash bonuses. The Committee has done so in order to preserve maximum flexibility and because the Committee believes that the performance of the Company's business, unlike many other businesses, is dependent to a very large extent on factors outside of management's control and that therefore, pre-determined formulas and metrics may be too rigid and simplistic to correlate directly to excellent performance by management.

The Committee has considered three major factors which substantially impact the Company's performance:

1. Cost of Production. The Company's cost of production is heavily correlated to the amount of its annual fish catch. The amount of fish catch is dependent upon important factors outside of management's control such as weather and fish availability.

2. Amount of Production. The amount of annual product produced by the Company is dependent upon the amount of annual fish catch, as well as the oil yield derived from that fish catch which has fluctuated from year to year due to biological factors. Both fish catch and oil yields are largely outside of management's control. For example, the Company's oil yields for the 2006 fishing season were lower by 28% compared to those in the 2005 fishing season and were lower by 24% compared to the Company's 10 year oil yield average.

3. Prices for Products. Prices for FAQ fish meal and unrefined fish oil are set in a world commodity market which is largely outside of management's control. These commodity prices largely determine what the Company is able to charge for its products.

Based on its consideration of the foregoing factors, the Committee believes that a material portion of Company financial performance is determined by factors beyond management's control and that therefore, incentive plans based on specific financial targets (stock price, revenue growth, net profit growth, cash flow, return on equity, and earnings per share) may not necessarily reflect the innovativeness, dedication and creativity that Company management may bring to bear on a business that is heavily susceptible to outside influences. The Committee therefore has elected to make its determination regarding annual cash bonuses at the end of the fiscal year, once Company financial and operational performance and individual performance for that year can be reviewed, rather than attempt to pre-determine the amount of cash bonuses prior to the commencement of a fiscal year pursuant to a mechanistic formula.

3. *Long-Term Equity Incentive Awards.* In an effort to align the long-term interests of the Company's management and stockholders, the Committee may make equity incentive awards under the Company's 2006 Incentive Plan. Under the Incentive Plan, the Committee may award non-qualified or incentive stock options, restricted stock, performance awards by reference to performing units (cash) or performance shares (shares of common stock) and stock-based awards payable in shares of common stock, cash or combination thereof related to such shares, including but not limited to stock appreciation rights settled in cash or common stock.

Historically, the Committee has utilized only non-qualified stock options because they are relatively easy to administer and are generally well understood as a compensation mechanism by their recipients. The Committee believes that the Incentive Plan enables the Company to attract and retain highly-qualified and experienced managers and other key personnel. Under the Incentive Plan, the Committee is responsible for establishing who receives awards, and the size, duration and type of each award, as well as the terms and conditions of each award. In making its determinations, the Committee considers the CEO's recommendations regarding awards for other officers and employees, the individual's position and level of responsibility, the Committee's subjective assessment of the individual's performance, as well as the amount and nature of awards previously made to; and currently held by, that individual.

The Committee did not make any equity incentive awards to any Company officers in 2006. A total of 142,500 non-qualified stock options were awarded in 2006 to non-officer managers and other key employees.

4. Other Perquisites and Benefit Programs. The Company has entered into agreements with each Named Executive Officer pursuant to which the officer will be entitled to receive severance benefits upon certain termination events, including a change of control, or in some instances upon the occurrence of certain enumerated events following a change in control. The events that trigger payments following a change of control are generally those related to termination of employment without cause or detrimental changes in the executive's terms and conditions of employment with a certain period following the change of control. See "Executive Compensation—Employment and Severance Agreements" and "—Potential Payments upon a Change of Control" for a more detailed description of these events. The Company believes these agreements will: (i) assure the executives' full attention and dedication to the Company, free from distractions caused by personal uncertainties and risks related to a pending or threatened change in control, (ii) assure the executives' objectivity for stockholders' interests, (iii) assure the executives of fair treatment following a change in control, and (iv) assist in retaining key talent during uncertain times.

The Company has entered into an indemnification agreement with each of its directors and officers. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under directors' and officers' liability insurance policies. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable Nevada law are in addition to any other rights the indemnitee may have under the Company's Articles of Incorporation, Bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced officers and directors.

The Company offers health, welfare and retirement programs to all eligible employees. The Named Executive Officers are eligible to participate in these same benefit programs on the same basis as all employees generally. Our health and welfare programs include medical, pharmacy, dental, vision, life insurance and disability insurance. The Company also provides an Executive Medical Plan to each Named Executive Officer, as shown in the Summary Compensation Table, which reimburses the officer for certain medical, pharmacy, dental and vision expenses not fully reimbursed by the Company's benefit plans covering all employees generally. The aggregate cost of this Executive Medical Plan to the Company is 2006 was $49,450.

The Company offers a 401(k) retirement plan that is intended to supplement the employee's personal savings and social security. All Company employees are generally eligible to participate in the 401(k) plan and the Named Executive Officers participate on the same basis as all employees. The Company, in its discretion, may make a matching contribution to each participating employee's 401(k) account and did so in 2006. The Company's contributions in 2006 for each Named Executive Officer are set forth in the Summary Compensation Table. The Company froze its pension plan in 2002 and accordingly, Company employees, including the Named Executive Officers, no longer receive any years of service benefits under this pension plan.

The Company has provided a Company-owned vehicle to each Named Executive Officer, as shown in the Summary Compensation Table, because it believes that the use of such vehicles by the Named Executive

Officers in the course of their employment is in the Company's interest and will further its business purposes. The Named Executive Officers are allowed to make personal use of the vehicles, which the Committee believes to be appropriate additional compensation.

The Company does not provide any of its officers or directors with any reimbursements for country club memberships, private aircraft use, personal financial or tax advice, housing, apartment or other living expenses, or security expenses.

Other Policies

The Committee has not adopted any policies regarding the allocation of (i) long-term compensation and current compensation, (ii) cash compensation and non-cash compensation, and (iii) different types of long-term compensation, because in each case, the Committee desires to maintain maximum flexibility when making its compensation determinations.

The Committee has not adopted a policy regarding when cash bonuses or long-term incentive awards are granted in order to maintain maximum flexibility. For any particular fiscal year, cash bonuses have generally been paid later in the fourth quarter for that fiscal year or in the first quarter immediately following that fiscal year, once the Committee has evaluated Company and individual performance for that fiscal year. Long-term incentive awards have not been granted in accordance with any schedule or particular time of the month or year. The Committee does not coordinate the timing of equity related awards with the release of any Company material non-public information or the filing of any Company SEC reports.

The Company has not adopted any equity or security ownership requirements or guidelines for executive officers. The Committee believes that it is important that our executive officers own shares of the Company's common stock, and most of our executive officers own common stock and/or options to purchase common stock. The Committee has also not created a policy with regard to the adjustment or recovery of awards or payments if the relevant Company performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. As noted above, because of the large variability of Company performance that is outside of management control, the Committee has historically not utilized plans which relate specifically to the achievement of specific financial or operational targets so the Committee believes that this scenario is unlikely to ever occur.

Input from the CEO is considered by the Committee regarding base salaries, annual bonuses and other benefits for other officers and senior employees. Input from the CEO is given substantial weight by the Committee.

Delegation of Authority to the CEO for Certain Officers and Employees

The Committee may delegate authority to individuals or Board subcommittees when it deems appropriate, subject to the restrictions of any incentive plan or plans, provided that any Board subcommittees are composed entirely of independent directors.

The Committee has delegated to the CEO the authority to approve changes in base salary and to determine annual cash bonuses for any Company officer or employee who earns an annual base salary of less than $175,000. The Committee delegated this authority because it believed that the CEO was in an inherently better position than the Committee to access the subjective and objective performances of these other Company employees. The Committee has imposed the following guidelines for the CEO when making his determination of base salary and any cash bonus compensation for those employees who have an annual base salary less than $175,000:

- Any increase in base salary which would result in an annual base salary for an employee to increase to greater than $175,000 must be approved in advance by the Committee.

- Any payment of cash bonus compensation (whether through a performance based sales or other plan or through a discretionary award) in any single fiscal year that is greater than 100% of an employee's annual base salary must be approved in advance by the Committee.

The CEO has adhered to these guidelines and has never requested any approvals from the Committee to exceed these guidelines.

Compensation Consultant

In 2007, the Committee retained A.G. Ferguson & Associates, Inc. ("AGF") as its independent compensation consultant to advise the Committee on certain matters related to executive compensation and independent director compensation. AGF advised the Committee on (i) the review of base salaries for eight Company officers including the Named Executive Officers, and (ii) the review of cash fees and equity compensation paid to the Company's independent directors. The Committee reviewed the compensation data prepared by AGF to ensure that our total compensation program is competitive. This information was used to determine the Company's competitive position among similar companies in the marketplace, and to assist the Committee in setting targeted pay at the desired range relative to Company's peers.

In its review of officer base salaries, AGF utilized two separate sets of comparative market data on total compensation pay. The first set of data was a proprietary research database developed by Economic Research Institute ("ERI") which reflected pay practices of more than 20,000 businesses. The ERI data was screened to provide comparable data for the equivalent eight officer positions at comparable sized (based on revenues) specialty food manufacturing companies.

The second set of data was derived from a peer group of companies consisting of publicly-traded specialty food companies (the "Peer Group") selected by AGF (with the concurrence of management and the Committee). The Peer Group data was utilized to compare the total compensation of the three highest paid positions at the Peer Group companies with the CEO, Chief Financial Officer and General Counsel positions at the Company.

As a result of its review, the Committee concluded to make no increases in officer base salaries at the current time and no changes to independent director compensation. The Committee awarded Mr. von Rosenberg a bonus of $550,000 as described in more detail below under "—CEO Compensation."

CEO Compensation

The Committee met in December 2006 and deferred consideration of any salary increase for the CEO and certain executive officers until later in 2007. In March 2007, the Committee considered the issue of a salary increase for the CEO and certain other executive officers and elected to make no change in their base salaries from 2006 to 2007. The Committee's bases for compensation of the CEO are derived from the same considerations discussed under "—Base Salary," "—Annual Cash Bonuses" and "—Long-Term Equity Incentive Awards." The Committee believes that the base salary level established for Mr. von Rosenberg reflects his long tenure and expertise in the Company's unique industry and recognizes his continuing leadership of the Company.

The Committee met in December 2006 and deferred consideration of any bonus for the CEO and certain other executive officers until later in 2007. In March 2007, the Committee considered the issue of bonuses for the CEO and certain other executive officers. In connection with that review, the Committee awarded Mr. von Rosenberg a bonus of $550,000. The Committee granted this bonus to acknowledge Mr. von Rosenberg's efforts in connection with:

- The Company's repurchase in 2006 of 36.8% of its outstanding common stock from Zapata Corporation at a 21% discount to the market price. The 9.268 million shares of its common stock that the Company purchased from Zapata had a market value of $6.52 per share, or approximately $60.4 million in the aggregate (based on the common stock's closing price on September 7, 2006, the day prior to the day the transaction was announced). The Company negotiated the sale with Zapata, and closed on the purchase of these same shares, for $5.125 per share, or $47.5 million.

- The Company's role in facilitating the subsequent sale by Zapata in 2006 of all of its remaining Company common stock to a group of institutional investors, thereby improving institutional interest in the Company and removing a controlling stockholder.
- The Company's rapid closing of the financing in 2006 with an affiliate of Cerberus Capital Partners for the Zapata repurchase transaction.
- The Company's 2007 re-financing on more favorable terms of the Cerberus Capital Partners financing with a syndicate of banks led by Bank of America.
- The Company's completion of its rebuilding program after the severe damages suffered by three of the Company's four plants as a result of Hurricanes Katrina and Rita.
- The Company's consolidation in 2006 of its Hammond, Louisiana accounting and marketing offices into the Company's corporate offices in Houston, Texas.
- The Company's completion in 2006 of its new Omega Pure Technology and Innovation Center which will enhance the Company's ability to develop new Omega-3 products.

The Committee made no grants of stock option awards or any other form of equity compensation or long-term equity incentive award to Mr. von Rosenberg in 2006, and has made no such equity grants to Mr. von Rosenberg since 2000.

Section 162(m) of the Internal Revenue Code of 1986 places a limit of $1,000,000 per person on the amount of compensation that may be deducted by the Company in any one fiscal year with respect to each of the Named Executive Officers. This deduction limitation, however, does not apply to certain "performance based" compensation. While the Committee intends that the Company's compensation plans should generally qualify for full deductibility in accordance with Section 162(m), it is possible that the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of compensation for its executive officers. The Committee believes that cash compensation, if any, payable in excess of this amount for the Named Executive Officers will not result in any material loss of tax deduction.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis for year ended December 31, 2006. Based on these review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis for year ended December 31, 2006 be included in the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders.

Dated: April 17, 2007

Respectfully submitted,

Paul M. Kearns (Chairman)
Dr. Gary L. Allee
Gary R. Goodwin

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2006, the Compensation Committee consisted of Mr. Kearns (Chairman), Dr. Allee and (after November 30, 2006) Mr. Goodwin. Neither Mr. Kearns, Dr. Allee nor Mr. Goodwin had any relationships or transactions with the Company or its subsidiaries required to be disclosed pursuant to Item 407(e)(4) of Regulation S-K under the Exchange Act.

TRANSACTIONS WITH RELATED PERSONS, PROMOTORS AND CERTAIN CONTROL PERSONS

On November 28, 2006, pursuant to the terms of a Stock Purchase Agreement dated September 8, 2006 (the "Purchase Agreement"), between the Company and its former 58% stockholder, Zapata, the Company closed a transaction to purchase from Zapata 9,268,292 shares of the Common Stock at a purchase price of $5.125 per share. The aggregate purchase price for the shares, which represented 36.5% of the Company's outstanding Common Stock, was $47.5 million (the "Purchase Price"). The Company financed the purchase of the 9,268,292 shares with a senior secured financing facility from Albeco Finance LLC, an affiliate of Cerberus Capital Management, L.P. ("Ableco"). Concurrent with the closing, Zapata's two representatives, Avram A. Glazer and Leonard DiSalvo, resigned from the Company's Board of Directors. As a result of the transaction, Zapata's beneficial ownership of the Company's outstanding Common Stock was reduced from approximately 58% to approximately 33%.

The terms of the Purchase Agreement, the financing thereof by Ableco and the transactions contemplated therein were approved by an independent special committee (the "Committee") of the Company's Board of Directors. In addition, the Committee received the opinions of TM Capital Corp., an independent financial advisor to the Committee, regarding the fairness, from a financial point of view, of the Purchase Price to the Company's stockholders (except for Zapata), and the solvency of the Company following the consummation of the transactions contemplated by the Purchase Agreement and the financing thereof by Ableco. The terms of the Purchase Agreement were also approved by Zapata's Board of Directors and by the written consent of the holder of a majority of the outstanding shares of common stock of Zapata.

In connection with the closing, the Company and Zapata entered into the Amended and Restated Registration Rights Agreement (the "Amended Agreement"), which amended and restated the Registration Rights Agreement, dated April 12, 1998 (the "Original Agreement"), between the Company and Zapata to change certain terms of the Original Agreement. Material changes to the Original Agreement, included, among other things, that (i) the Company is not obligated to file a registration statement relating to a demand registration request if such registration request is for a number of registrable securities having a fair market value of less than $3,500,000, (ii) Zapata or permitted transferees of more than 30% of the registrable securities are only entitled to two demand registration requests pursuant to the Amended Agreement and permitted transferees of 30% or less and 10% or more of the registrable securities are only entitled to one demand registration request pursuant to the Amended Agreement, (iii) registration statements filed pursuant to the Amended Agreement will be prepared and filed by the Company with the SEC as soon as practicable, but in no event later than 30 days (60 days if the applicable registration form is other than Form S-3) after the date notice is given, and that the Company will use its best efforts to cause the same to become effective as soon as possible after the date notice is given, (iv) subject to certain conditions, transfers of registration rights pursuant to the Amended Agreement will be effective when the Company has received written notice at the time of or within a reasonable time after said transfer and (v) the Amended Agreement may be amended only by a written instrument duly executed by the Company and the holders of more than 50% of the registrable securities.

On December 1, 2006, Zapata entered into a Stock Purchase Agreement with certain purchasers (the "Purchasers") pursuant to which Zapata sold the remaining 5,232,708 shares of the Common Stock held by

Zapata to the Purchasers in a private transaction. The sale transaction closed on December 4, 2006. As a result of the sale transaction, Zapata no longer beneficially owns any shares of the Common Stock and the Amended Agreement between the Company and Zapata was effectively terminated.

In connection with the sale transaction, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Purchasers, which provides registration rights with respect to the shares purchased in the sale transaction. Pursuant to the terms of the Registration Rights Agreement, the Company filed a resale shelf registration statement to register the resale of the shares under the Securities Act of 1933, and the SEC declared the registration statement effective in February 2007.

The Company is generally subject to specified penalties in the event the Company does not maintain the effectiveness of the registration statement. The Company is entitled to be reimbursed by Zapata for such penalties in certain circumstances. The Company is subject to certain covenants under the terms of the Registration Rights Agreement, including the requirement that the registration statement be kept effective for resale of the shares until the earlier of (i) the date on which all shares of the Common Stock covered by the registration statement have been sold, and (ii) the date on which all shares of the Common Stock covered by the registration statement may be sold pursuant to Rule 144(k) of the Securities Act. In certain situations, the Company is required to indemnify the Purchasers, including without limitation, for certain liabilities under the Securities Act.

CHANGE OF CONTROL

As a result of the consummation of the transactions contemplated by the September 8, 2006 Stock Purchase Agreement between the Company and Zapata and the December 1, 2006 Stock Purchase Agreement between Zapata and the Purchasers described in "Transactions with Related Persons, Promotors and Certain Control Persons" above, Zapata's beneficial ownership of the Common Stock was reduced from approximately 58% to approximately 33% and then from approximately 33% to 0%, respectively. For a description of the persons who are the beneficial owners of more than 5% of the Common Stock based on the number of shares outstanding on December 31, 2006, see "Voting Securities and Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Certain Beneficial Owners" above.

BOARD REVIEW, APPROVAL OR RATIFICATION OF RELATED PARTY TRANSACTIONS

The Company's Corporate Governance Guidelines (available on the Company's website at www.omegaproteininc.com) provide that prior to any transaction or series of similar transactions, including any indebtedness or guarantee of indebtedness, with a Related Party (defined below) in which the aggregate amount involved is expected to exceed $120,000 in any calendar year ("Related Party Transactions") the Board of Directors must review the material facts and approve such transaction. If advance approval is not feasible, then the Board must ratify the Related Party Transaction at its next regularly scheduled meeting or the transaction must be rescinded. In making its determination to approve or ratify, the Board should consider such factors as (i) the extent of the Related Party's interest in the Related Party Transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the Related Party Transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances, (iv) the benefit to the Company, and (v) the aggregate value of the Related Party Transaction.

For purposes of this determination, "Related Party" means:

a. Any person who is or was an executive officer, director or nominee for election as a director (since the beginning of the last fiscal year); or

b. Any person or group who is a greater than 5% beneficial owner of the Company's then outstanding voting securities; or

c. Any immediate family member of any of the foregoing, which means any child, step-child, parent, step-parent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and anyone residing in such person's home (other than a tenant or employee).

d. Any firm, corporation or other entity in which any of the foregoing persons has a 10% beneficial ownership interest.

The Board did not consider any Related Party Transaction in 2006 other than the Purchase Agreement and related transactions between the Company and Zapata described above in "Transactions with Related Persons, Promotors and Certain Control Persons."

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Common Stock, to file reports of their beneficial ownership (Forms 3, 4, and 5, and any amendment thereto) with the SEC and the NYSE. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of the forms that they file.

To the Company's knowledge, all filings applicable to its executive officers, directors, greater-than-ten percent beneficial owners and other persons subject to Section 16 of the Exchange Act were timely filed in 2006.

PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP, which firm has served as the Company's independent registered public accounting firm for the past five fiscal years, to conduct an audit, in accordance with generally accepted auditing standards, of the Company's financial statements for the fiscal year ending December 31, 2007. The Company expects representatives of PricewaterhouseCoopers LLP to be present at the Annual Meeting to respond to appropriate questions and to make a statement, if they so desire. This selection is being submitted for ratification at the meeting.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for the Company by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2006 and 2005 are set forth below.

	2006	2005
Audit Fees	$573,000	$535,500
Audit-Related Fees	$ 6,500	$ 39,710
Tax Fees	—	$ 4,720
All Other Fees	$ 33,500	$155,975
Total	$613,000	$735,905

None of the fees paid to the independent auditors under the categories Audit-Related, Tax and All Other Fees described above were approved by the committee after services were rendered pursuant to the *de minimis* exception established by the SEC.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and non-audit services provided by the independent auditors prior to the engagement of the independent auditors with respect to such services. The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three independent directors and operates under a written charter adopted by the Audit Committee and the Board of Directors. The full text of the Audit Committee's charter may be viewed at the Company's website, *www.omegaproteininc.com.*

All three of the Audit Committee members are independent and financially literate as determined by the Board under applicable standards set by the NYSE, the Exchange Act and the Board. In addition, the Board has determined that Mr. Nicodemus is an "audit committee financial expert" as defined under applicable regulations.

The Audit Committee's report for fiscal year 2006 is set forth below:

> In connection with the December 31, 2006 financial statements of the Company, the Audit Committee: (i) reviewed and discussed the audited financial statements with management, (ii) discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61, as amended (iii) received the written disclosures and letter from the independent auditors required by Independence Standards Board Standard No. 1 and discussed with the independent auditor the independent auditor's independence, and (iv) considered the compatibility of any non-audit services provided by the independent auditor with the auditor's independence. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the Company's audited financial statements be included in the Securities and Exchange Commission Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Dated March 9, 2007

AUDIT COMMITTEE

Harry O. Nicodemus IV (Chairman)
Dr. Gary L. Allee
Dr. William E. M. Lands

The Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and it shall not otherwise be deemed filed with the SEC.

Vote Required. The affirmative vote of a majority of the shares of Common Stock present, in person or by proxy, at the Annual Meeting and entitled to vote is required for the ratification of the appointment of PricewaterhouseCoopers LLP. The Company's Articles of Incorporation and Bylaws do not require that stockholders ratify the appointment of the Company's independent registered public accounting firm. The Company is seeking ratification because the Company believes that this is a good corporate governance practice. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers, but may ultimately determine to retain PricewaterhouseCoopers as the Company's independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE EACH RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2007.

OTHER MATTERS

The Board of Directors is not presently aware of any matters to be presented at the Annual Meeting other than the election of directors and the ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. If, however, other matters are properly brought before the Annual Meeting, the enclosed Proxy Card gives discretionary authority to the persons named therein to act in accordance with their best judgment on such matters.

STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Pursuant to the Company's Bylaws, stockholder proposals to be presented at the fiscal year 2008 Annual Meeting of Stockholders of the Company must be received by the Company by no later than 90 days before the date of the 2008 Annual Meeting of Stockholders. In addition to any requirements under the federal securities laws, the Company's Bylaws require that a stockholder proposal notice must contain the following information: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the books of the Company, of the stockholder proposing such business, (iii) the class and number of shares of the stock of the Company that are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business. If timely notice of a stockholder proposal is not given, then the proposal may not be brought at the 2008 Annual Meeting of Stockholders.

Under applicable securities laws, stockholder proposals must be received by the Company no later than 120 days prior to April 30, 2008 to be considered for inclusion in the Company's proxy statement relating to the 2008 Annual Meeting of Stockholders or, if the Company changes the date of the 2008 Annual Meeting by more than 30 days from the date of the 2007 Annual Meeting, then stockholder proposals must be received by the Company a reasonable time before the Company begins to print and mail its proxy statement for the 2008 Annual Meeting of Stockholders.

Stockholder proposals must be mailed to Omega Protein Corporation, to the attention of the Secretary, 2101 CityWest Boulevard, Building 3—Suite 500, Houston, TX 77042.

THE COMPANY WILL FURNISH WITHOUT CHARGE COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, INCLUDING THE FINANCIAL STATEMENTS AND THE FINANCIAL STATEMENT SCHEDULES, TO INTERESTED STOCKHOLDERS ON REQUEST. THE COMPANY WILL ALSO FURNISH TO ANY SUCH PERSON ON REQUEST ANY EXHIBIT DESCRIBED IN THE LIST ACCOMPANYING SUCH REPORT. REQUESTS FOR COPIES SHOULD BE DIRECTED TO JOHN D. HELD, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, OMEGA PROTEIN CORPORATION, 2101 CITYWEST BOULEVARD, BUILDING 3—SUITE 500, HOUSTON, TX 77042.

ANNUAL REPORT

The Company's Annual Report to Stockholders containing audited financial statements for 2006 is being mailed with this Proxy Statement to all stockholders of record.

By order of the Board of Directors



JOHN D. HELD
Executive Vice President, General Counsel and Secretary

Houston, Texas
April 30, 2007

END